UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue De La Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 27.5%*
(14)	Type of Reporting Person (See Instructions) PN

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 27.5%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.5%*
(14)	Type of Reporting Person (See Instructions) PN

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.5%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Treasury Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.5%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Pascal Minne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 71,178,364
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 71,178,364
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,178,364
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 50.3%*
(14)	Type of Reporting Person (See Instructions) IN

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

(1)	Names of Reporting Persons. Invus Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.LC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) OO

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,661,697
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,661,697
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661,697
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.3%*
(14)	Type of Reporting Person (See Instructions) IN

*

Based on 141,496,541 shares of Issuer Common Stock outstanding as of December 16, 2020 following the closing of the offering described in the prospectus on Form 424B5 filed by the Issuer on December 11, 2020.

This Amendment No. 16 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018 and Amendment No. 15 thereto filed on December 16, 2020 (as so amended, the “Statement”). This Amendment reflects, among other things, that in connection with an internal reorganization that became effective on December 31, 2020 (the “Reorganization”), the removal of Invus C.V. as a Reporting Person on this Schedule 13D as a result of its dissolution, and the addition of Invus Partners, LLC as a Reporting Person. All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Artal Treasury Limited, a Guernsey company, Invus Partners, LLC, a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium (collectively, the “Invus Parties”).

The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus Partners, LLC, Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal Treasury Limited is Suite 4, Borough House, rue du Pré, St. Peter Port, Guernsey GY1 3JJ. The address of the principal place of business and principal office of Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 44, Rue De La Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands. The business address for Mr. Minne is 8 Clos du Bocage, B-1332 Genval, Belgium.

Invus, L.P., Invus Public Equities, L.P. and Invus Partners, LLC, which are controlled by Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C., respectively, are principally engaged in the business of investing in securities. Invus Public Equities Advisors, LLC, which is controlled by Artal Treasury Limited, is primarily engaged in the business of serving as the general partner of Invus Public Equities, L.P. Invus Advisors, L.L.C. and Artal Treasury Limited, which are controlled by Artal International S.C.A., are principally engaged in the business of serving as the general partner of Invus, L.P. and as the managing member of Invus Public Equities Advisors, LLC, respectively. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of Invus Partners, LLC. Mr. Debbane is the sole member of Ulys, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer and Chairman of the board of directors of WW International, Inc. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting, which is his present principal occupation.

The name, business address, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

The directors of Artal Treasury Limited are Mr. Keith Le Poidevin (Managing Director) and Mr. Christian Tedeschi. Mr. Le Poidevin is a British citizen; his present occupation is as an employee of Artal Treasury Limited; and his business address is the same as for Artal Treasury Limited. Mr. Tedeschi is a citizen of Switzerland; his present occupation is as the manager of the Geneva branch of Artal International S.C.A.; and his business address is Quai du Mont-Blanc 7, 1201 Genève, Switzerland. The directors of Artal International Management S.A. are Mr. Pierre Claudel and Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mr. Debbane and Mrs. Anne Goffard, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Managaement S.A. The information for Mr. Debbane is provided above. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane (Managing Director), Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns, Mr. Amaury Wittouck and Mr. Minne. Mr. Eric Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. Mr. Amaury Wittouck is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Pierre Ahlborn. The information for Mrs. Goffard, Mr. Minne and Mr. Ahlborn is provided above.

During the last five years, none of the Invus Parties or, to the knowledge of the Invus Parties, any of the individuals named in Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

Pursuant to the Reorganization, on December 31, 2020, Invus C.V. dissolved and transferred the 4,321,214 shares of Common Stock it held to Invus Partners, LLC.

Item 5. Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

(a)-(b) As of December 31, 2020, Invus Public Equities, L.P. was the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 2.5% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Artal Treasury, as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC, and accordingly may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC and Artal Treasury Limited disclaims such beneficial ownership.

As of December 31, 2020, Invus, L.P. was the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 25.0% and approximately 27.5% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

As of December 31, 2020, Artal International S.C.A. was the record owner of 32,259,461 shares of Issuer Common Stock and the beneficial owner of 71,178,364 shares of Issuer Common Stock, representing approximately 22.8% and approximately 50.3% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of Invus Advisors, LLC and through its Geneva branch is the sole stockholder of Artal Treasury Limited, controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the parent company of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, The Stichting and Mr. Minne disclaims such beneficial ownership.

As of December 31, 2020, Invus Partners, LLC was the record and beneficial owner of 4,321,214 shares of Issuer Common Stock, representing approximately 3.1% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus Partners, LLC, controls Invus Partners, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Partners, LLC. Ulys, L.L.C. disclaims such beneficial ownership. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership.

As of December 31, 2020, Mr. Debbane individually beneficially owns 316,883 shares of Issuer Common Stock and 23,600 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of December 31, 2020.

As of December 31, 2020, collectively, the Reporting Persons beneficially owned 75,840,061 shares of Issuer Common Stock, representing approximately 53.6% of the outstanding shares of Issuer Common Stock.

Except for Messrs. Amouyal, Debbane, Guimarães, Minne and Sobecki, none of the individuals listed in Item 2 or Schedule I of the Statement beneficially owns any shares of Issuer Common Stock. Mr. Amouyal beneficially owns

16,368 shares of Issuer Common Stock and 23,600 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of December 31, 2020. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 140,759 shares of Issuer Common Stock and 23,600 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of December 31, 2020. For each of Messrs. Amouyal, Guimarães and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days.

Item 5(e) of the Statement is each hereby amended and restated in its entirety as follows:

As of December 31, 2020, Invus C.V. dissolved and ceased to be a Reporting Person on the Statement.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

20. Fourth Amended and Restated Joint Filing Agreement, dated January 5, 2021.

21. Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL TREASURY LIMITED

By:	/s/ Keith Le Poidevin
Name:	Keith Le Poidevin
Title:	Director

ARTAL INTERNATIONAL S.C.A.
By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Attorney-in Fact for Pascal Minne, Sole Member of the Board

PASCAL MINNE

By:	/s/ Anne Goffard
Name: Anne Goffard Title: Attorney-in-Fact for Pascal Minne

INVUS PARTNERS, LLC

By: ULYS, L.L.C., its managing member

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane

Dated:	January 5, 2021